# FADE TO BLACK LLC
# A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2024

**FADE TO BLACK LLC**
**TABLE OF CONTENTS**

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

# INDEPENDENT AUDITORS' REPORT

To the Manager and Member
Fade To Black LLC

**Opinion**

We have audited the accompanying financial statements of Fade To Black LLC (a Delaware corporation, the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in member's deficit and cash flows for the period from June 26, 2024 (Inception) through December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from June 26, 2024 (Inception) through December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and plan to incur significant costs in pursuits of its capital financing plans and costs associated with its film production, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
September 23, 2025

**FADE TO BLACK LLC**
**BALANCE SHEET**
**DECEMBER 31, 2024**

| | | |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash | $ | 11,192 |
| Total current assets | | 11,192 |
| Film in production | | 3,461,691 |
| Total assets | $ | 3,472,883 |
| | | |
| **LIABILITIES AND MEMBER'S DEFICIT** | | |
| Current liabilities: | | |
| Accrued expenses | $ | 25,792 |
| Due to related party | | 932,960 |
| Loans payable | | 1,317,500 |
| Total current liabilities | | 2,276,252 |
| Future production obligations | | 1,201,137 |
| Total liabilities | | 3,477,389 |
| | | |
| Members' deficit: | | |
| Accumulated deficit | | (4,506) |
| Total member's deficit | | (4,506) |
| Total liabilities and member's deficit | $ | 3,472,883 |

See accompanying notes to these financial statements.

**STATEMENT OF OPERATIONS**
**FOR THE PERIOD FROM JUNE 26, 2024 (INCEPTION) TO DECEMBR 31, 2024**

| | | |
|---|---|---|
| Revenue | $ | - |
| Operating expenses: | | |
| General and administrative | | 4,506 |
| Total operating expenses | | 4,506 |
| Loss from operations | | (4,506) |
| Net loss | $ | (4,506) |

See accompanying notes to these financial statements.

**FADE TO BLACK LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)**
**FOR THE PERIOD FROM JUNE 26, 2024 (INCEPTION) TO DECEMBER 31, 2024**

| | Accumulated Deficit | Total Members' Deficit |
|---|---|---|
| **Balances at June 26, 2024 (inception)** | $ - | $ - |
| Net loss | (4,506) | (4,506) |
| **Balances at December 31, 2024** | $ (4,506) | $ (4,506) |

**FADE TO BLACK LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD FROM JUNE 26, 2024 (INCEPTION) TO DECEMBER 31, 2024**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (4,506) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization of debt discount | | 17,500 |
| Changes in operating assets and liabilities: | | |
| Investments in productions | | (3,461,691) |
| Accrued expenses | | 25,792 |
| Net cash used in operating activities | | (3,422,905) |
| **Cash flows from financing activities:** | | |
| Advances from related party | | 932,960 |
| Proceeds from future production obligations | | 1,201,137 |
| Proceeds from loan payable | | 1,300,000 |
| Net cash provided by financing activities | | 3,434,097 |
| **Net change in cash** | | 11,192 |
| Cash at beginning of period | | - |
| Cash at end of period | $ | 11,192 |
| | | |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | - |

See accompanying notes to these financial statements.

## NOTE 1: NATURE OF OPERATIONS

Fade to Black LLC ("Fade to Black", the "Company") is a limited liability company formed on June 26, 2024 under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". Fade to Black is headquartered in Los Angeles, California. The film is expected to be released in early 2026.

The Company is wholly owned by its parent, Legion M Entertainment, Inc., a Delaware corporation ("Legion M"), who serves as the Company's manager.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Fair Value of Financial Instruments</u>
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

<u>Organizational Costs</u>
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Film in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred.

Film in production is amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount.

Film in production is stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 31, 2024, the Company had capitalized $3,461,691 in costs pertaining to the "FADE TO BLACK" film, which completed production in early 2025 and is in post-production scheduled for release in early 2026.

Future Production Obligations

The Company records future production obligations as liabilities for investments received for the "FADE TO BLACK" production for which the investors do not receive ownership, but are entitled to a proportionate share of the project's future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying project. See Notes 4 to 6 for additional detail.

All proceeds for investments received are accounted for as financial liabilities under ASC 470 – *Debt*. The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Note 4) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of December 31, 2024, the fair value of the future production obligations approximated its carrying value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

To date, the Company has not generated any revenue.

Income Taxes
The Company is a limited liability company.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company is treated as a partnership and provides K-1s to all investors and profit participation members as acceptable per the Internal Revenue Service.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $4,506 for the period ended December 31, 2024. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: FUTURE PRODUCTION OBLIGATIONS

Through December 31, 2024, Fade to Black raised $1,201,137 in future production obligations pertaining to the Fade to Black investors.

The future production obligations shall carry a 20% premium (the "Premium"). The future production obligations carry backend revenue share of 50% of 100% of all available backend (defined as "Investor's Net Profits" in the operative waterfall – see below) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and
b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

**NOTE 5: LOANS PAYABLE**

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable 180 days after the issuance. The Company recognized a debt discount of $50,000 in connection with the note, of which $17,500 was amortized as of December 31, 2024. Interest accrued on these notes during the year ended December 31, 2024, was $8,630, which was unpaid as of December 31, 2024. In the event the loan is not repaid at the maturity date, the holders of the loans provide will have the option to convert the outstanding principal and accrued interest into shares of Legion at a 50% discount to the then fair value of Legion's stock. Alternatively, the holders may elect to receive interest at 20%, per annum.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and $300,000 is due on demand and $500,000 are due in October 2026 . Of the amounts received, $300,000 of the loans bear interest at 11%, per annum, and the remaining $500,000 bears interest at 12%, per annum. The loans were outstanding as of December 31, 2024. Interest accrued on these loans during the year ended December 31, 2024 was $17,162, which was unpaid as of December 31, 2024.

## NOTE 6: DUE TO RELATED PARTY

From time-to-time our parent Company, Legion M, provides us advances for working capital and film production. These advances are non-interest bearing, unsecured and due on demand. As of December 31, 2024 amounts due to Legion M were $932,960.

## NOTE 7: MEMBER'S DEFICIT

Fade to Black is wholly owned by Legion M Entertainment, Inc. and 100% of the member's equity/(deficit) belongs to Legion M Entertainment, Inc. The Company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

## NOTE 8: SUBSEQUENT EVENTS

From January 1, 2025 to September 23, 2025, the Company raised $617,955 in future production obligations. In addition, the Company repaid $200,000 in loans payable.

As of September 23, 2025, the $550,000 loan payable was in technical default and is accruing interest at 20% per annum as the holder has not elected to convert the loan into Legion equity at a 50% discount as discussed in Note 5.